UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the nine and three-month periods ended September 30, 2021 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: October 28, 2021

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2021 and 2020, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the nine-month period ended September 30, 2021 and 2020 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2020 (our “2020 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 24 to our audited consolidated financial statements included in our 2020 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;
•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2021;

•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks associated with developments related to the COVID-19 pandemic that negatively affect our operations and financial condition, including further lockdown restrictions, changes in customer behavior and adverse macroeconomic developments in our countries of operations;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and legal interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks relating to the fact that we operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, and that, as previously disclosed, we entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (“DOJ”) under which, from time to time, we have undertaken remedial activities in response to identified instances of non-compliance with our policies and procedures and internal controls, and we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities including instances of non-compliance that may implicate anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related U.S. Securities and Exchange Commission (the “SEC”) rules; we cannot guarantee that these remedial activities or other efforts to enforce our policies, procedures and controls have been or will be successful; if the matters that we have identified to U.S. authorities, or other matters relating to non-compliance with our policies, procedures and internal controls, are deemed to constitute a failure to comply with the terms of the DPA or a failure to comply with the injunction against future violations, we could face criminal prosecution by the DOJ or be subject to SEC enforcement action; in the event that any of these matters lead to governmental investigations or proceedings, it could subject us to penalties and other costs and have a material adverse impact on our business, financial condition, reputation, results of operations, cash flows or prospects or result in criminal or civil penalties;

•risks relating to financial reporting requirements under, or changes in, accounting standards and regulatory reviews, including from accounting standard-setting bodies such as the IASB, the SEC and the Dutch Authority for the Financial Markets (the “AFM”), that could result in changes to accounting regulations that govern the preparation and presentation of our financial statements; in the event of any such change in accounting standards or interpretation thereof, or unfavorable regulatory review relating to our financial reporting, we may be required to restate or make other changes to our previously issued financial statements and such circumstances may involve the identification of one or more significant deficiencies or potentially even material weaknesses in our internal control over financial reporting – for example, we are currently engaged in a comment letter process with the AFM regarding our financial statements as of and for the six and three-month periods ended June 30, 2020 in which the AFM has indicated that our goodwill impairment tests may have been applied incorrectly and an additional goodwill impairment charge may be necessary and the outcome of this process could require us to restate previously issued financial statements and may result in other adverse consequences including a potential significant deficiency or material weakness in our internal control over financial reporting and a potential adverse effect on our net profit (i.e., potential non-cash adjustment);

•risks related to the impact of export controls, sanctions, international trade regulation, customs and technology regulation on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, and August 2020, BIS added Huawei Technologies Company Ltd. and 152 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;
•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;
•risks associated with our mobile financial services and digital financial services, including vulnerability to system breaches, credit and regulatory risks, and potential exposure to fraud, money laundering, or illegal customer behavior;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in Item 3 - Key Information — D. Risk Factors in our 2020 Annual Report.
These factors and the other risk factors described in our 2020 Annual Report are not necessarily all of the factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 213 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 9 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of September 30, 2021, our reportable segments consist of the following six segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Bangladesh, representing our “frontier markets”.
The Algerian business has been classified as a discontinued operation, and has been accounted for as an “Asset held for sale”. Accordingly, the results of our Algerian operations do not contribute to both the comparison base and the actual reported numbers of VEON, without any change in the net economic value of this business.

We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan and Georgia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
Agreement between VEON and Service Telecom regarding the sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its mobile network towers in Russia to Service Telecom Group of Companies LLC ("Service Telecom") for approximately US$970 million. The transaction is subject to regulatory approvals and consummation of other customary closing conditions. The sale reflects VEON's continued focus on active portfolio management and the pursuit of opportunities to realize the value of its infrastructure portfolio.
VEON announced the exercise of its put option to sell its stake in Djezzy
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA ("Omnium") to the Algerian National Investment Fund, Fonds National d’Investissement ("FNI"). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the option initiates a process under which a third-party valuation will be undertaken to determine the fair market value at which the transfer shall take place. This important step will further streamline VEON’s operations, allowing for an improved focus on our core markets.
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake in OTM, a technology platform for automating and planning online advertising purchases in Russia. VEON's investments in OTM will significantly strengthen Beeline's position in the advertising technology market and enable VEON to expand OTM's operations into other markets served by VEON’s mobile operators. The acquisition builds on VEON’s ongoing transformation into a digital operator.
Beeline Kazakhstan first to issue digital payment card in Kazakhstan
In June 2021, Beeline Kazakhstan launched the country’s first digital payment card integrated with its mobile financial services offering under the “Simply” brand. Simply is linked to a customer's phone number, an electronic wallet and a premium digital Visa Platinum card and integrates with digital wallets such as Apple Pay, Samsung Pay and Garmin Pay.
JazzCash launched new app for business owners
In May 2021, Pakistan’s pioneering digital financial services provider JazzCash successfully launched an app for its expanding merchant base, which accounts over 100,000 registered users.
The JazzCash Business App aims to make digital payments more efficient and seamless for business owners, company managers and home businesses. The app includes advanced business-related tools, including the ability to generate a QR code for specific amounts in real time and to send customized digital invoices to customers, as well as to monitor sales and transactions and to conduct salary disbursements and supplier payments with ease.
Kyivstar’s Smart Money received ‘Best Fintech Service’
In May 2021, Kyivstar received the Best Fintech Service award for its innovating financial service application, Smart Money, at the Leaders in Fintech and Digital Banking Awards 2021 in Ukraine.
Kyivstar’s Smart Money app allows users to make thousands of day-to-day payments, such as for public transport, utility bills and TV services via their mobile phone, without having to pay commission or linking to a bank card. Smart Money gives customers the ability to pay for over 3,000 services and is regularly used by more than 1.2 million Kyivstar customers.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum saw Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115 million) to purchase the spectrum. The allotment of the license to Banglalink took place in April 2021.

VEON enters into a US$1,250 million multi-currency revolving credit facility agreement
In March 2021, VEON entered into a new multi-currency revolving credit facility agreement (the "RCF") of US$1,250 million. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The company will have the option to make each drawdown in either U.S. dollars or euro.
Appointment of CEO of Beeline Uzbekistan
In March 2021, Andrzej Malinowski was appointed to the vacant position of CEO of Beeline Uzbekistan. Mr. Malinowski joined from Beeline Georgia, where he held the position of CEO. Lasha Tabidze was appointed as Mr. Malinowski’s successor at Beeline Georgia, where he previously held the joint position of Chief Operating Officer and Chief Commercial Officer.
VEON completes the acquisition of minority shareholding in Pakistan Mobile Communications Limited
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz, from the Dhabi Group for USD 273 million.
This transaction follows the Dhabi Group’s exercise of its put option announced on 28 September 2020 and gives VEON 100% ownership of PMCL. This simplifies and streamlines the Group’s governance over its Pakistani assets and enables VEON to capture the full value of this growing business, including future dividends paid by PMCL.
Shareholders trading on NASDAQ no longer subject to annual depository fee
From January 1, 2021, holders of VEON American Depositary Shares ("ADSs") trading on NASDAQ are no longer subject to any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.
Leadership changes
In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, stepped down as co-CEO effective June 30, 2021. Kaan Terzioglu continues in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the group.
In addition, in April 2021, VEON announced the appointment of two new members of the Group’s leadership team. Alex Bolis joined VEON as Group Head of Corporate Strategy, Communications and Investor Relations while Dmitry Shvets joined as Group Head of Portfolio and Performance Management, a new role that includes oversight of VEON’s Performance Management and M&A teams. Mr. Bolis joined VEON on April 1, 2021 and Mr. Shvets on April 15, 2021. Both executives report to VEON Group CEO Kaan Terzioglu.
On August 17, 2021, VEON announced the appointment of Michael Schulz as VEON’s Group Chief People Officer.
Board of Director changes
In June 2021, VEON Ltd. announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected three new members to the Company’s Board of Directors: Vasily Sidorov, Irene Shvakman and Sergi Herrero, who previously served as co-CEO of VEON. Shareholders also elected nine previously serving directors: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats.
On July 15, 2021, VEON announced that Stephen Pusey decided to step down from its Board of Directors.
Financing activities
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396 million), bilateral term loan agreement with AO "Alfa Bank" ("Alfa Bank") and increased the total facility size to RUB 45 billion (US$594 million), by adding a new floating rate tranche of RUB 15 billion (US$198 million) (the "Alfa Bank Term Loan"). The new tranche has a five year term.

In April 2021, the proceeds from drawing down on the new tranche of the Alfa Bank Term Loan were used for the early repayment of RUB 15 billion in loans from Sberbank that were maturing in June 2023.
In June 2021, PMCL secured a PKR 50 billion (US$320 million), syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance PMCL's ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
In September 2021, VEON Holdings B.V. issued senior unsecured notes in an aggregate principal amount of RUB 20 billion (US$273 million) under the Global Medium Term Note Program established in April 2020 (the “GMTN Program”), maturing in September 2026 and proceeds were used to prepay RUB 20 billion (US$273 million) in loans from Sberbank that were maturing in June 2023.
Ongoing comment letter process with the AFM
On July 7, 2021, we received a letter from the AFM asserting that the goodwill impairment tests for the cash-generating units in Russia and Algeria had not been applied correctly in the first half of 2020 because our goodwill impairment tests did not take into account all aspects that market participants would take into account in determining the fair value less cost of disposal. The AFM has asserted that they do not agree with our assumptions regarding the discount rate and projected cash flows used in our discounted cash flow model.
The AFM comment process began in November 2020, when we received an initial comment letter from the AFM seeking additional information regarding our goodwill impairment testing performed in the first half of 2020 as disclosed in the 2020 Interim Financial Report. We responded to this initial request from the AFM in December 2020, and, during the first half of 2021, we responded to additional information requests from the AFM and met several times with the AFM to discuss our goodwill impairment testing. We continue to believe that our goodwill impairment tests were performed correctly and that no re-performance of the past impairment tests is necessary, as we informed the AFM on 6 August 2021. However, we can provide no assurance as to the outcome of this comment letter process.
As of the date of this report, the AFM’s comments remain unresolved. Until these comments are resolved, we cannot determine if we will be required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements. If we are required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements, such circumstances may involve the identification of one or more significant deficiencies or potentially even material weaknesses in our internal control over financial reporting, which could have a potential adverse effect on our net profit (i.e., potential non-cash adjustment).
RECENT DEVELOPMENTS
On October 21, 2021, the Company announced that its Group General Counsel, Scott Dresser, will be leaving the company effective on December 31, 2021. Mr. Dresser will continue as a strategic advisor to the Chairman of the Board.

RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

	Nine-month period
(In millions of U.S. dollars, except per share amounts)	2021	2020

Service revenues	5,283	5,113
Sale of equipment and accessories	357	266
Other revenue	96	83
Total operating revenues	5,736	5,462

Other operating income	2	3

Service costs	(1,036)	(999)
Cost of equipment and accessories	(346)	(261)
Selling, general and administrative expenses	(1,851)	(1,802)
Depreciation	(1,143)	(1,086)
Amortization	(222)	(235)
Impairment (loss) / reversal	(5)	(791)
Gain / (loss) on disposal of non-current assets	(8)	(16)

Operating profit	1,127	275

Finance costs	(507)	(560)
Finance income	10	20
Other non-operating gain / (loss)	24	101
Net foreign exchange gain / (loss)	1	(11)
Profit / (loss) before tax	655	(175)

Income tax expense	(283)	(234)

Profit / (loss) from continuing operations	372	(409)

Profit / (loss) after tax from discontinued operations	88	59
Profit / (loss) for the period	460	(350)
Attributable to:
The owners of the parent (continuing operations)	335	(383)
The owners of the parent (discontinued operations)	40	27
Non-controlling interest	85	6
	460	(350)

TOTAL OPERATING REVENUE
The following table sets out our total operating revenue for the nine-month periods ended September 30, 2021 and 2020.

	Nine-month period ended September 30,
(In millions of U.S. dollars)	2021	2020

Our cornerstone
Russia	2,884	2,874

Our growth engines
Pakistan	1,067	908
Ukraine	772	696
Kazakhstan	415	350
Uzbekistan	143	150

Our frontier markets
Bangladesh	420	403
Other frontier markets	59	106

Other
HQ and eliminations	(24)	(25)

Total segments	5,736	5,462
Our consolidated total operating revenue increased to US$5,736 million for the nine months ended September 30, 2021 compared to US$5,462 million for the nine months ended September, 2020. This was an increase of 5%, which was primarily due to underlying growth in local currency terms in mobile services and data revenue in Pakistan, Ukraine, Kazakhstan and Bangladesh, fixed line revenue in Russia, Ukraine and Kazakhstan, and device sales.
OPERATING PROFIT
Our consolidated operating profit increased to US$1,127 million for the nine months ended September 30, 2021 compared to US$275 million for the nine months ended September 30, 2020, which was primarily due to the growth in operating revenue as described above and there was an impairment loss of US$ 767 million, booked during the nine months ended September 30, 2020, contributed to year-on-year movement in operating profits.
NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs decreased to US$507 million for the nine months ended September 30, 2021 compared to US$560 million for the nine months ended September 30, 2020, which was primarily due to lower interest charges on our loans over this period due to the lower cost of debt in almost all local currencies.
Finance income
Our consolidated finance income decreased to US$10 million for the nine months ended September 30, 2021 compared to US$20 million for the nine months ended September 30, 2020, which was primarily due to lower cash and short-term deposit balances held in our accounts.
Other non-operating gain
Other non-operating gain for the nine months ended September 30, 2021 was US$24 million compared to US$101 million for the nine months ended September 30, 2020. The decrease is mainly associated with the revaluation of a contingent consideration liability and recognition of a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited in the second quarter of 2020.
Net foreign exchange gain
For the nine months ended September 30, 2021, we recognized a net foreign exchange gain of US$1 million compared to a loss of US$11 million for the nine months ended September 30, 2020. This year-on-year change is primarily due to the stabilization of the value of the Russian ruble against the U.S. dollar, which was offset by the impacts of the deterioration in the value of the Pakistani rupee against the U.S. dollar.
INCOME TAX EXPENSE
Our consolidated income tax expense increased by 21% from US$283 million for the nine months ended September 30, 2021 compared to US$234 million for the nine months ended September 30, 2020. This increase was mainly due to a higher profit before tax.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
During the nine months ended September 30, 2021 we recorded a profit of US$88 million, which was attributable to the exercise of our put option to sell the entirety of our 45.57% stake in our Algerian subsidiary, Omnium. For more information regarding the exercise of this put option, please refer to Note 4 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
For the foregoing reasons as described above, our profit / (loss) for the period attributable to the owners of the parent from continuing operations for the nine months ended September 30, 2021 increased to a profit of US$335 million as compared to loss of US$383 million for the nine months ended September 30, 2020.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
For the foregoing reasons as described above, profit for the period attributable to non-controlling interest for the nine months ended September 30, 2021 was US$85 million as compared to US$6 million for the nine months ended September 30, 2020.

ADJUSTED EBITDA
The following table sets out our consolidated Adjusted EBITDA for the nine-month periods ended September 30, 2021 and 2020.

	Nine-month period ended September 30,
In millions of U.S. dollars	2021	2020
Our cornerstone
Russia	1,100	1,161

Our growth engines
Pakistan	490	468
Ukraine	523	472
Kazakhstan	224	188
Uzbekistan	67	51

Our frontier markets
Bangladesh	174	173
Other frontier markets	33	32

Other
HQ and eliminations	(106)	(142)

Total segments	2,505	2,403
Our consolidated Adjusted EBITDA was US$2,505 million for the nine months ended September 30, 2021 compared to US$2,403 million for the nine months ended September 30, 2020. This was an increase of 4%, which was primarily due to the increase in operating revenue as described above.
The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the nine-month period ended September 30:

	Nine-month period ended September 30,
In millions of U.S. dollars	2021	2020
Profit / (loss) before tax	655	(175)
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	1,143	1,086
Amortization	222	235
Impairment loss / (reversal)	5	791
(Gain) / loss on disposal of non-current assets	8	16
Finance costs	507	560
Finance income	(10)	(20)
Other non-operating (gain) / loss	(24)	(101)
Net foreign exchange (gain) / loss	(1)	11

Total Adjusted EBITDA	2,505	2,403

RESULTS OF REPORTABLE SEGMENTS
RUSSIA
Results of operations in US$
The following table sets out the operating results for the Russia segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	2,884	2,874		0.3%
Mobile service revenue	2,140	2,220		-4%
- of which mobile data	699	696		0.4%
Fixed-line service revenue	404	395		2%
Sales of equipment, accessories and other	340	259		31%
Operating Expenses	1,785	1,716		4%
Adjusted EBITDA	1,100	1,161		-5%
Adjusted EBITDA margin	38.1%	40.4%	-2	pp
Results of operations in RUB
The following table sets out the operating results for the Russia segment in Russian ruble for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of RUB (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	213,287	202,551		5%
Mobile service revenue	158,352	156,387		1%
- of which mobile data	51,724	49,030		5%
Fixed-line service revenue	29,871	27,884		7%
Sales of equipment, accessories and other	25,064	18,280		37%
Operating Expenses	132,046	121,186		9%
Adjusted EBITDA	81,351	81,602		-0.3%
Adjusted EBITDA margin	38.1%	40.3%	-2	pp
Selected performance indicators
The following table sets out selected performance indicators for the Russia segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	50.6	49.7	2%
Mobile data customers in millions	34.7	32.4	7%
ARPU in US$	4.7	4.7	—%
ARPU in RUB	349.0	332.0	5%
Total operating revenue
Our total operating revenue in Russia increased by 0.3% (US$ terms) and by 5% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. Local currency growth was primarily attributable to continued growth in fixed-line service revenue, which was supported by the increase in our broadband customer base in Russia, as well as improvement in mobile data revenue and sale of devices as a result of a strong demand for mobile data.
Adjusted EBITDA
Our Russia Adjusted EBITDA decreased by 5% (US$ terms) and by 0.3% (local currency terms) for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, mainly due to an increase in operating expenses, such higher staff costs following a return to regular operations after various COVID-19 related lockdowns, the additional headcount of the recent acquisitions of OTM and Westcall, the increase in sales of lower-margin devices, and an increase in dealer commissions as our customer user base expanded. This increase in operating expenses was partially offset by the growth in operating revenue as described above.
Selected performance indicators
As of September 30, 2021, we had 50.6 million mobile customers in Russia, representing an increase of 2% as compared to September 30, 2020. This is mainly due to an increase of 7% in mobile data customers over the same period.
Our mobile ARPU in Russia remained at par with last year (US$ terms) and increased by 5% (local currency terms) for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Local currency growth is mainly associated with the increase in mobile data customers, which resulted in an increase in mobile data revenue as described above.
PAKISTAN
Results of operations in US$
The following table sets out the operating results for the Pakistan segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	1,067	908		18%
Mobile service revenue	978	837		17%
- of which mobile data	402	307		31%
Sales of equipment, accessories and other	89	71		25%
Operating expenses	577	440		31%
Adjusted EBITDA	490	468		5%
Adjusted EBITDA margin	45.9%	51.6%	-6	pp
Results of operations in PKR
The following table sets out the operating results for the Pakistan segment in Pakistani rupee for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of PKR (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	169,488	147,014		15%
Mobile service revenue	155,349	135,596		15%
- of which mobile data	63,901	49,838		28%
Sales of equipment, accessories and other	14,139	11,418		24%
Operating expenses	91,547	71,027		29%
Adjusted EBITDA	77,941	75,987		3%
Adjusted EBITDA margin	46.0%	51.7%	-6	pp

Selected performance indicators
The following table sets out selected performance indicators for the Pakistan segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	71.4	64.2	11%
Mobile data customers in millions	51.2	43.1	19%
ARPU in US$	1.6	1.5	7%
ARPU in PKR	248.0	240.0	3%
Total operating revenue
Our Pakistan total operating revenue increased by 18% (US$ terms) and 15% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to an increase in mobile data revenue as a result of an increase in its 4G customer base, and a stronger uptake among its customers of digital services provided by JazzCash.
Adjusted EBITDA
Our Pakistan Adjusted EBITDA increased by 5% (US$ terms) and 3% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to strong growth in subscribers, customer engagement and operating revenue as described above, which was partially offset by an increase in structural operating expenses.
Selected performance indicators
As of September 30, 2021, we had 71.4 million customers in Pakistan, representing an increase of 11% as compared to September 30, 2020. This was primarily due to growth in mobile data customers as the result of the strength and increased coverage of our 4G network.
Our mobile ARPU in Pakistan increased by 7% (US$ terms) and 3% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was primarily due to the growth in mobile data customers as described above.
UKRAINE
Results of operations in US$
The following table sets out the operating results for the Ukraine segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	772	696	11%
Mobile service revenue	718	648	11%
- of which mobile data	431	361	19%
Fixed-line service revenue	50	44	14%
Sales of equipment, accessories and other	4	4	0%
Operating expenses	250	224	12%
Adjusted EBITDA	523	472	11%
Adjusted EBITDA margin	67.7%	67.8%	—	pp

Results of operations in UAH
The following table sets out the operating results for the Ukraine segment in Ukrainian hryvnia for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In millions of UAH (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	21,211	18,461	15%
Mobile service revenue	19,720	17,189	15%
- of which mobile data	11,849	9,596	23%
Fixed-line service revenue	1,379	1,172	18%
Sales of equipment, accessories and other	112	101	11%
Operating expenses	6,857	5,935	16%
Adjusted EBITDA	14,357	12,527	15%
Adjusted EBITDA margin	67.7%	67.9%	—	pp
Selected performance indicators
The following table sets out selected performance indicators for the Ukraine segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	26.3	25.8	2%
Mobile data customers in millions	18.4	16.8	10%
ARPU in US$	3.0	2.8	7%
ARPU in UAH	84.0	73.0	15%
Total operating revenue
Our Ukraine total operating revenue increased by 11% (US$ terms) and 15% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily driven by strong growth in mobile data consumption due to strong growth in our 4G user base, which resulted in increased mobile data revenue. There was also an increase in data roaming revenue following a further easing of travel restrictions that were put in place as a result of the COVID-19 pandemic. Fixed line revenue also increased as customers continued to consume fixed line data at home as we focused on rolling out fiber-to-the-building services.
Adjusted EBITDA
Our Ukraine Adjusted EBITDA increased by 11% (US$ terms) and by 15% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to higher revenue as described above and our new cost savings initiative that focused on the deployment of self-organizing network technologies, which was partially offset by the increased structural operating expenses.
Selected performance indicators
As of September 30, 2021, we had 26.3 million mobile customers in Ukraine, representing an increase of 2% as compared to September 30, 2020. This was primarily due to growth in our mobile data customers.
Our mobile ARPU in Ukraine increased by 7% (US$ terms) and by 15% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to an increase in mobile data consumption as described above.

KAZAKHSTAN
Results of operations in US$
The following table sets out the operating results for the Kazakhstan segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	415	350	19%
Mobile service revenue	336	289	16%
- of which mobile data	192	146	32%
Fixed-line service revenue	67	57	18%
Sales of equipment, accessories and other	12	4	200%
Operating expenses	197	162	22%
Adjusted EBITDA	224	188	19%
Adjusted EBITDA margin	54.0%	53.7%	—	pp
Results of operations in KZT
The following table sets out the operating results for the Kazakhstan segment in Kazakh tenge for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In millions of KZT (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	176,487	143,264	23%
Mobile service revenue	142,670	118,192	21%
- of which mobile data	81,582	59,583	37%
Fixed-line service revenue	28,470	23,255	22%
Sales of equipment, accessories and other	5,347	1,817	194%
Operating expenses	83,878	66,380	26%
Adjusted EBITDA	95,283	76,885	24%
Adjusted EBITDA margin	54.0%	53.7%	—	pp
Selected performance indicators
The following table sets out selected performance indicators for the Kazakhstan segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	9.8	9.7	1%
Mobile data customers in millions	7.7	7.1	8%
ARPU in US$	3.9	3.2	22%
ARPU in KZT	1,636.0	1,318.0	24%
Total operating revenue
Our Kazakhstan total operating revenue increased by 19% (US$ terms) and 23% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to the increase in mobile service revenue that benefited from an increased 4G user base as a result of an expansion in our 4G network, and fixed line services revenue. Fixed line services revenue grew mainly as a result of the growth in our broadband customer base, which was partially attributed to the popularity of our convergent product offers, which included fixed line services products.
Adjusted EBITDA
Our Kazakhstan Adjusted EBITDA increased by 19% (US$ terms) and by 24% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to higher operating revenue as described above and the continued implementation of cost control measures, which was partially offset by the adjustment that was made to discount the US$ 6.0 million gain that was recorded related to a government grant for radio frequency taxes.
Selected performance indicators
As of September 30, 2021, we had 9.8 million mobile customers in Kazakhstan, representing an increase of 1% as compared to September 30, 2020. The increase is primarily associated with growth in 4G mobile data customers as a result of the expansion of our 4G network.
Our mobile ARPU in Kazakhstan increased by 22% (US$ terms) and by 24% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, due to rise in mobile data use from the growth in our 4G mobile data customers, which contributed to higher mobile services and data revenue as described above.
UZBEKISTAN
Results of operations in US$
The following table sets out the operating results for the Uzbekistan segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	143	150	-5%
Mobile service revenue	142	149	-5%
- of which mobile data	90	83	8%
Fixed-line service revenue	1	1	—%
Sales of equipment, accessories and other	—	—	0%
Operating expenses	76	99	-23%
Adjusted EBITDA	67	51	31%
Adjusted EBITDA margin	46.6%	34.0%	13	pp

Results of operations in UZS
The following table sets out the operating results for the Uzbekistan segment in Uzbek som for the nine months ended September 30, 2021 and 2020.

Nine months ended September 30,
In billions of UZS (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	1,512	1,493	1%
Mobile service revenue	1,502	1,479	2%
- of which mobile data	954	818	17%
Fixed-line service revenue	7	9	-22%
Sales of equipment, accessories and other	3	5	-40%
Operating expenses	808	991	-18%
Adjusted EBITDA	704	503	40%
Adjusted EBITDA margin	46.6%	33.7%	13	pp
Selected performance indicators
The following table sets out selected performance indicators for the Uzbekistan segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	6.8	6.8	0%
Mobile data customers in million	5.3	4.7	13%
ARPU in US$	2.3	2.2	5%
ARPU in UZS	24,316.0	21,819.0	11%
Total operating revenue
Our Uzbekistan total operating revenue decreased by 5% (US$ terms) and increased by 1% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to underlying growth in mobile service revenue and data revenue.
Adjusted EBITDA
Our Uzbekistan Adjusted EBITDA increased by 31% (US$ terms) and 40% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily driven by the one-off tax provision that we recorded in the third quarter in 2020.
Selected performance indicators
As of September 30, 2021, we had 6.8 million mobile customers in our Uzbekistan segment which was similar compared to September 30, 2020.
Our mobile ARPU in Uzbekistan increased by 5% (US$ terms) and by 11% (local currency terms) for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 primarily due to growth in our mobile data customer base and focus on high value customers.

BANGLADESH
Results of operations in US$
The following table sets out the operating results for the Bangladesh segment in U.S. dollars for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	420	403		4%
Mobile service revenue	412	396		4%
- of which mobile data	119	99		20%
Sales of equipment, accessories and other	8	7		14%
Operating expenses	247	231		7%
Adjusted EBITDA	174	173		1%
Adjusted EBITDA margin	41.4%	42.8%	-1	pp
Results of operations in BDT
The following table sets out the operating results for the Bangladesh segment in Bangladeshi taka for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In millions of BDT (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	35,643	34,241		4%
Mobile service revenue	34,976	33,591		4%
- of which mobile data	10,098	8,419		20%
Sales of equipment, accessories and other	667	651		2%
Operating expenses	20,923	19,576		7%
Adjusted EBITDA	14,720	14,665		0%
Adjusted EBITDA margin	41.3%	42.8%	-2	pp
Selected performance indicators
The following table sets out selected performance indicators for the Bangladesh segment as of and for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	34.8	32.8	6%
Mobile data customers in millions	22.2	20.5	8%
ARPU in US$	1.3	1.3	—%
ARPU in BDT	114.0	112.0	2%
Total operating revenue
Our Bangladesh total operating revenue increased by 4% both in US$ and local currency terms for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to an increase in mobile data revenue, which can be attributed to personalized data offers that increased our 4G user base and the demand for data.

Adjusted EBITDA
Our Bangladesh Adjusted EBITDA showed a slight increase of 1% in US$ and remained largely flat in local currency terms for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily associated with increased operating revenue as described above, which was partially offset by higher technology costs and additional 2.5% VAT imposed by tax authorities on spectrum charges.
Selected performance indicators
As of September 30, 2021, we had 34.8 million customers in our Bangladesh segment representing an increase of 6% for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was primarily due to the continued focus on growing our 4G user base.
Our mobile ARPU in Bangladesh both in USD and local currency terms remained the same for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, with a slight growth in local currency terms primarily as a result of an increase in operating revenue as described above.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of September 30, 2021, we had negative working capital of US$1,608 million, compared to negative working capital of US$1,560 million as of December 31, 2020. The change of net working capital compared to December 31, 2020 was primarily due to a reduction in our current asset base as of September 30, 2021, particularly a decrease in cash and cash equivalents.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
INTERIM CONSOLIDATED CASH FLOW SUMMARY
The following table sets out our net cash flow for the nine month period ended September 30, 2021 and 2020

	Nine-month period ended September 30,
(In millions of U.S. dollars)	2021	2020

Net cash flows from operating activities	1,793	1,709
Net cash flow from operating activities from discontinued operations	209	166

Net cash flows from / (used in) investing activities	(1,400)	(1,293)
Net cash flow from / (used in) investing activities from discontinued operations	(89)	(78)

Net cash flows from / (used in) financing activities	(535)	(629)
Net cash flow from / (used in) financing activities from discontinued operations	(62)	(65)

Net increase / (decrease) in cash and cash equivalents	(84)	(190)
Net foreign exchange difference	(17)	(59)
Cash and cash equivalents classified as discontinued operations/held for sale	(92)	—
Cash and cash equivalents at beginning of period	1,661	1,238

Cash and cash equivalents at end of period, net of overdraft	1,468	989
For more details, see our interim condensed consolidated statement of cash flows in our unaudited interim condensed consolidated financial statements attached hereto.
OPERATING ACTIVITIES
For the nine months ended September 30, 2021, net cash flows from operating activities increased to US$1,793 million from US$1,709 million during the nine months ended September 30, 2020. The movement in net cash flows from operating activities mainly relates to increased profit before tax and reduced interest costs.
INVESTING ACTIVITIES
During the nine months ended September 30, 2021, net outflow for investing activities was US$1,400 million compared to net cash outflow of US$1,293 million for the nine months ended September 30, 2020. The increase is mainly associated with an increase in cash outflow due to an increase in investments in high speed data networks, an acceleration in our network development program, and movement in financial assets.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 and Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES
For the nine months ended September 30, 2021, net cash outflow for financing activities was US$535 million compared to net cash outflow of US$629 million for the nine months ended September 30, 2020. This net cash outflow for the nine months ended September 30, 2021 was mainly driven by the acquisition of the non-controlling interest in PMCL and a net reduction of lease expenses. The higher cash outflow from financing activities for the nine months ended September 30, 2020 was mainly driven by the payment of dividends and the higher net repayment of debt.
For the nine months ended September 30, 2021, we raised US$835 million in the form of bank loans and bonds, net of fees and repaid US$852 million of borrowings as compared to US$3,212 million and US$3,538 million, respectively for the nine months ended September 30, 2020. In addition, lease expenses for the nine months ended September 30, 2021 were reduced by US$233 million (2020: US$ 215 million).
For information regarding changes to our debt portfolio during the nine months ended September 30, 2021, see Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of September 30, 2021, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,721 million, compared to US$7,678 million as of December 31, 2020. As of September 30, 2021, our debt includes overdrawn bank accounts related to a cash-pooling program of US$30 million, as compared to US$8 million as of December 31, 2020.

As of September 30, 2021, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	15,000	206	03.06.2023
VEON Holdings B.V.	Loan from Sberbank	7.3500%	RUB	30,000	412	03.06.2024
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	412	11.03.2025
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	275	18.06.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	412	09.07.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	10,000	137	11.09.2025
VEON Holdings B.V.	Loan from Alfa Bank	CBR Key Rate + 2.1%	RUB	15,000	207	26.03.2026
VEON Holdings B.V.	Notes	8.1250%	RUB	20,000	275	16.09.2026
VEON Holdings B.V.	Notes	3.3750%	USD	1,250	1,250	25.11.2027
TOTAL VEON Holdings B.V.					6,765

PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	3,333	20	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	8,558	50	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,424	14	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	1,508	9	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	198	02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	14,369	84	02.09.2026
PMCL	Loan from United Bank Limited	3M KIBOR + 0.55%	PKR	5,000	29	18.05.2028
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	88	18.05.2028
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	10,000	59	05.07.2031
PMCL	Other				6
TOTAL Pakistan Mobile Communications Limited					557

PJSC Kyivstar	Loan from Alfa Bank	NBU Key Rate + 3%	UAH	1,677	63	14.12.2023
PJSC Kyivstar	Loan from OTP Bank	10.1500%	UAH	1,250	47	22.12.2023
PJSC Kyivstar	Loan from JSC Credit Agricole Bank	NBU Key Rate + 3.5%	UAH	1,275	48	29.02.2024
PJSC Kyivstar	Loan from JSC CitiBank	Treasury Bill Rate + 3%	UAH	1,350	51	15.03.2024
PJSC Kyivstar	Loan from Raiffeisen Bank	11.0000%	UAH	1,400	53	26.11.2025
Total PJSC Kyivstar					262

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	4,546	53	24.09.2022
Other					21
TOTAL Banglalink Digital Communications Ltd.					74

Other entities	Cash pool overdrawn accounts* and Other				63
Total VEON					7,721
* As of September 30, 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$30 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt. For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
For the nine months ended September 30, 2021, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$1,260 million compared to US$1,150 million in the nine months ended September 30, 2020. The increase was primarily due to investments in high speed network and acceleration in the network deployment program.
We expect that CAPEX exc. licenses and ROU in 2021 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2021.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets.
As of September 30, 2021, we had an undrawn amount of US$1,484 million under existing credit facilities of which US$1,250 million was available under the VEON Holdings revolving credit facility.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
The table below sets out the reconciliation of CAPEX exc. licenses and ROU (refer to Note 2 of the Audited Consolidated Financial Statements) to cash flows used in the Purchase of property, plant and equipment and intangible assets for the nine month period ended September 30, 2021 and 2020:

	Nine-month period ended September 30,
(In millions of U.S. dollars)	2021	2020*

Capital expenditures **	1,260	1,150
Adjusted for
Additions of licenses	474	50
Difference in timing between accrual and payment for capital expenditures	(407)	9

Purchase of property, plant and equipment and intangible assets	1,327	1,209
*Prior year comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 4 - Significant transactions of our unaudited interim condensed consolidated financial statements)
**Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of September 30, 2021, the largest currency exposure risks for our group were in relation to the Russian ruble, Pakistani rupee, Ukrainian hryvnia, Kazakh tenge, Algerian dinar, Bangladeshi taka, and Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of September 30, 2021, we held approximately 61% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles, Pakistani rupee and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Pakistani rupee, Ukrainian hryvnia, Kazakh tenge, Algerian dinar, Bangladeshi taka, or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2020 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of September 30, 2021, the interest rate risk on the financing of our group was limited as 79% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the nine and three-month periods
ended September 30, 2021

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2021	2020*	2021	2020*

Service revenues		5,283	5,113	1,825	1,683
Sale of equipment and accessories		357	266	147	108
Other revenue		96	83	33	28
Total operating revenues	2	5,736	5,462	2,005	1,819

Other operating income		2	3	1	1

Service costs		(1,036)	(999)	(347)	(340)
Cost of equipment and accessories		(346)	(261)	(139)	(100)
Selling, general and administrative expenses		(1,851)	(1,802)	(631)	(561)
Depreciation		(1,143)	(1,086)	(391)	(352)
Amortization		(222)	(235)	(81)	(75)
Impairment (loss) / reversal		(5)	(791)	—	(790)
Gain / (loss) on disposal of non-current assets		(8)	(16)	(4)	(5)

Operating profit		1,127	275	413	(403)

Finance costs		(507)	(560)	(186)	(174)
Finance income		10	20	5	5
Other non-operating gain / (loss)		24	101	17	—
Net foreign exchange gain / (loss)		1	(11)	(11)	7
Profit / (loss) before tax		655	(175)	238	(565)

Income tax expense	3	(283)	(234)	(111)	(103)

Profit / (loss) from continuing operations		372	(409)	127	(668)

Profit / (loss) after tax from discontinued operations	4	88	59	68	24
Profit / (loss) for the period		460	(350)	195	(644)
Attributable to:
The owners of the parent (continuing operations)		335	(383)	114	(631)
The owners of the parent (discontinued operations)		40	27	31	11
Non-controlling interest		85	6	50	(24)
		460	(350)	195	(644)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent
from continuing operations		$0.19	($0.22)	$0.07	($0.36)
from discontinued operations		$0.02	$0.02	$0.02	$0.01
		$0.21	($0.20)	$0.09	($0.35)
*Prior year comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 4)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period
(In millions of U.S. dollars)	Note	2021	2020	2021	2020

Profit / (loss) for the period		460	(350)	195	(644)

Items that may be reclassified to profit or loss
Foreign currency translation	4	(96)	(705)	(104)	(219)
Other		—	7	—	6

Items reclassified to profit or loss
Other		2	(13)	—	(8)

Other comprehensive income / (loss) , net of tax		(94)	(711)	(104)	(221)

Total comprehensive income / (loss) , net of tax		366	(1,061)	91	(865)

Attributable to:
The owners of the parent		313	(987)	51	(836)
Non-controlling interests		53	(74)	40	(29)
		366	(1,061)	91	(865)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars)	Note	September 30, 2021	December 31, 2020
Assets
Non-current assets
Property and equipment	5	6,446	6,879
Intangible assets	6	3,149	4,152
Investments and derivatives	7	57	305
Deferred tax assets		185	186
Other assets		200	179
Total non-current assets		10,037	11,701

Current assets
Inventories		112	111
Trade and other receivables		671	572
Investments and derivatives*	7	32	90
Current income tax assets		36	73
Other assets		315	335
Cash and cash equivalents*	8	1,498	1,669
Total current assets		2,664	2,850
Assets classified as held for sale	4	2,321	—

Total assets		15,022	14,551

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		379	163
Non-controlling interests		898	850
Total equity		1,277	1,013

Non-current liabilities
Debt and derivatives	7	8,616	8,832
Provisions		91	141
Deferred tax liabilities		174	127
Other liabilities		31	28
Total non-current liabilities		8,912	9,128

Current liabilities
Trade and other payables*		1,850	1,946
Debt and derivatives*	7	1,320	1,255
Provisions		105	151
Current income tax payables		212	175
Dividend payable		2	—
Other liabilities		783	883
Total current liabilities		4,272	4,410
Liabilities associated with assets held for sale	4	561	—

Total equity and liabilities		15,022	14,551
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2021:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit / (loss) for the period		—	—	—	—	375	—	375	85	460
Other comprehensive income / (loss)		—	—	—	—	(4)	(58)	(62)	(32)	(94)
Total comprehensive income / (loss)		—	—	—	—	371	(58)	313	53	366

Dividends declared	10	—	—	—	—	—	—	—	(77)	(77)
Acquisition of non-controlling interest		—	—	—	(76)	—	—	(76)	69	(7)
Acquisition of subsidiary	4	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	(8)	2	1	(5)	(3)	(8)

As of September 30, 2021		1,749,127,404	2	12,753	(1,998)	(1,546)	(8,832)	379	898	1,277

for the nine-month period ended September 30, 2020:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	(356)	—	(356)	6	(350)
Other comprehensive income / (loss)		—	—	—	(6)	(4)	(621)	(631)	(80)	(711)
Total comprehensive income / (loss)		—	—	—	(6)	(360)	(621)	(987)	(74)	(1,061)

Dividends declared	10	—	—	—	—	(262)	—	(262)	(64)	(326)
Other		—	—	—	(2)	26	(26)	(2)	1	(1)

As of September 30, 2020		1,749,127,404	2	12,753	(1,895)	(1,926)	(8,959)	(25)	857	832

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	5

for the three-month period September 30, 2021:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

July 1, 2021		1,749,127,404	2	12,753	(1,921)	(1,690)	(8,743)	401	825	1,226

Profit / (loss) for the period		—	—	—	—	145	—	145	50	195
Other comprehensive income / (loss)		—	—	—	—	(4)	(90)	(94)	(10)	(104)
Total comprehensive income / (loss)		—	—	—	—	141	(90)	51	40	91

Dividends declared	10	—	—	—	—	—	—	—	(33)	(33)
Acquisition of non-controlling interest		—	—	—	(76)	—	—	(76)	69	(7)
Other		—	—	—	(1)	3	1	3	(3)	—

September 30, 2021		1,749,127,404	2	12,753	(1,998)	(1,546)	(8,832)	379	898	1,277

for the three-month period September 30, 2020:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

July 1, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

Profit / (loss) for the period		—	—	—	—	(620)	—	(620)	(24)	(644)
Other comprehensive income / (loss)		—	—	—	(1)	(3)	(212)	(216)	(5)	(221)
Total comprehensive income / (loss)		—	—	—	(1)	(623)	(212)	(836)	(29)	(865)

Dividends declared	10	—	—	—	—	—	—	—	(5)	(5)
Other		—	—	—	—	—	—	—	—	—

September 30, 2020		1,749,127,404	2	12,753	(1,895)	(1,926)	(8,959)	(25)	857	832

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30:

		Nine-month period
(In millions of U.S. dollars)	Note	2021	2020*
Operating activities
Profit / (loss) before tax		655	(175)
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		1,370	2,112
(Gain) / loss on disposal of non-current assets		8	16
Finance costs		507	560
Finance income		(10)	(20)
Other non-operating (gain) / loss		(24)	(101)
Net foreign exchange (gain) / loss		(1)	11

Changes in trade and other receivables and prepayments		(170)	(67)
Changes in inventories		(8)	45
Changes in trade and other payables		99	30
Changes in provisions, pensions and other		(16)	(15)

Interest paid		(435)	(472)
Interest received		10	19
Income tax paid		(192)	(234)
Net cash flows from operating activities from continuing operations		1,793	1,709
Net cash flow from operating activities from discontinued operations		209	166

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,327)	(1,209)
Receipts from / (payment on) deposits		(33)	(84)
Receipts from / (investment in) financial assets****		(37)	10
Other proceeds from investing activities, net		(3)	(10)
Net cash flows from / (used in) investing activities from continuing operations		(1,400)	(1,293)
Net cash flow from / (used in) investing activities from discontinued operations		(89)	(78)

Financing activities
Proceeds from borrowings, net of fees paid**	7	835	3,212
Repayment of debt		(1,085)	(3,538)
Acquisition of non-controlling interest		(279)	(1)
Dividends paid to owners of the parent		—	(259)
Dividends paid to non-controlling interests		(6)	(43)
Net cash flows from / (used in) financing activities from continuing operations		(535)	(629)
Net cash flow from / (used in) financing activities from discontinued operations		(62)	(65)

Net (decrease) / increase in cash and cash equivalents		(84)	(190)
Net foreign exchange difference		(17)	(59)
Cash and cash equivalents classified as discontinued operations/held for sale	4
at the end of period		(92)	—
Cash and cash equivalents at beginning of period****		1,661	1,238
Cash and cash equivalents at end of period, net of overdrafts***	8	1,468	989
*    Prior year comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 4)
**    Fees paid for borrowings were US$22 (2020: US$21).
***    Overdrawn amount was US$30 (2020: US$165)
**** Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the nine-month period ended September 30, 2021
Financing activities
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. Refer to Note 7 for further details.
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank by adding a new floating rate tranche of RUB 15 billion (US$198). Refer to Note 7 for further details.
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with Muslim Commercial Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
In June 2021, Pakistan Mobile Communication Limited (PMCL) secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion (US$273) under the Global Medium Term Note Programme established in April 2020 (the “GMTN Programme”), maturing in September 2026 and proceeds were used to early repay RUB 20 billion (US$273) of loans from Sberbank, originally maturing in June 2023.
Other developments
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in PMCL from the Dhabi Group for US$273. Refer to Note 7 for further details.
In March 2021, VEON's operating company in Bangladesh acquired spectrum following successful bids at an auction held by the BTRC. Refer to Note 4 for further details.
In September 2021, VEON's operating company in Pakistan recognized the ex-Warid license. Refer to Note 4 for further details.
Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA
On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria" to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction is expected to be completed next year.

The Company classified its operations in Algeria as a held-for-sale and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Algeria assets. The results for

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Algeria in the consolidated income statements and the consolidated statements of cash flows for 2020 have been presented separately. (see Note 4 Significant Transactions).
Agreement between VEON and Service Telecom regarding the sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, National Tower Company ("NTC"), with Service Telecom Group of Companies LLC for approximately US$970. The transaction is subject to regulatory approvals and consummation of other customary closing conditions which are expected to be completed by the end of 2021. Under the terms of the deal, Russia entered into a long-term lease agreement with NTC under which Russia will lease space upon NTC's portfolio of 15,400 towers for a period of 8 years and an additional 5,000 towers to be leased in the duration of the lease term.The agreement was signed on October 15, 2021.

As a result of this anticipated transaction, the Company expects to transfer control of NTC and therefore classified the assets and liabilities in NTC as held-for-sale in these consolidated financial statements. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the NTC assets (see Note 4 Significant Transactions).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Financial information by reportable segment for the nine and three-month periods ended September 30, is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties. Subsequent to its discontinued operation classification Algeria is not reported in the tables below.
For the nine-month period ended September 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Our cornerstone
Russia	2,140	2,220	404	395	333	252	7	7	2,884	2,874

Our growth engines
Pakistan	978	837	—	—	13	7	76	64	1,067	908
Ukraine	718	648	50	44	—	—	4	4	772	696
Kazakhstan	336	289	67	57	11	3	1	1	415	350
Uzbekistan	142	149	1	1	—	—	—	—	143	150

Our frontier markets
Bangladesh	412	396	—	—	—	—	8	7	420	403
Other frontier markets	59	82	—	20	—	4	—	—	59	106

Other
HQ and eliminations	(10)	(25)	(14)	—	—	—	—	—	(24)	(25)

Total segments	4,775	4,596	508	517	357	266	96	83	5,736	5,462

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2021	2020	2021	2020

Our cornerstone
Russia	1,100	1,161	728	632

Our growth engines
Pakistan	490	468	239	173
Ukraine	523	472	136	135
Kazakhstan	224	188	68	69
Uzbekistan	67	51	20	38

Our frontier markets
Bangladesh	174	173	54	77
Other frontier markets	33	32	12	24

Other
HQ and eliminations	(106)	(142)	3	2

Total segments	2,505	2,403	1,260	1,150

For the three-month period ended September 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Our cornerstone
Russia	745	713	138	130	140	101	2	2	1,025	946

Our growth engines
Pakistan	320	278	—	—	3	4	26	21	349	303
Ukraine	252	220	17	14	—	—	2	1	271	235
Kazakhstan	122	100	23	20	5	1	—	1	150	122
Uzbekistan	51	48	1	—	—	—	—	—	52	48

Our frontier markets
Bangladesh	142	133	—	—	—	—	3	3	145	136
Other frontier markets	22	28	—	6	—	2	—	—	22	36

Other
HQ and eliminations	(3)	(6)	(5)	(1)	(1)	—	—	—	(9)	(7)

Total segments	1,651	1,514	174	169	147	108	33	28	2,005	1,819

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2021	2020	2021	2020

Our cornerstone
Russia	385	377	230	217

Our growth engines
Pakistan	173	188	58	20
Ukraine	183	160	45	39
Kazakhstan	86	64	24	17
Uzbekistan	27	6	7	12

Our frontier markets
Bangladesh	62	60	12	18
Other frontier markets	9	8	6	5

Other
HQ and eliminations	(36)	(44)	1	—

Total segments	889	819	383	328

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2021	2020	2021	2020
Profit / (loss) before tax	655	(175)	238	(565)
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	1,143	1,086	391	352
Amortization	222	235	81	75
Impairment loss / (reversal)	5	791	—	790
(Gain) / loss on disposal of non-current assets	8	16	4	5
Finance costs	507	560	186	174
Finance income	(10)	(20)	(5)	(5)
Other non-operating (gain) / loss	(24)	(101)	(17)	—
Net foreign exchange (gain) / loss	(1)	11	11	(7)

Total Adjusted EBITDA	2,505	2,403	889	819

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2021	2020	2021	2020
Current income taxes	261	299	89	162
Deferred income taxes	22	(65)	22	(59)
Income tax expense	283	234	111	103
Effective tax rate	43.2%	(133.7)%	46.6%	(18.2)%
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2021 (43.2% and 46.6%, respectively) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for forecasted dividends from our operating companies.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2020 ((133.7)% and (18.2)%, respectively) was primarily driven by the recognition of non-deductible impairment losses in respect of our operating activities in Russia and Kyrgyzstan. In addition, the effective tax rate was impacted by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued and paid for dividends (forecasted and received) from our operating companies.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
During the nine-month period ended September 30, 2021

VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (BTRC). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest BDT 10 billion (US$115) to purchase the spectrum.
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake of 67% in OTM (a technology platform for the automation and planning of online advertising purchases in Russia) for US$16.

PMCL Warid License Capitalization
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US $30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. As a result, PMCL deposited US$326 including the initial 50% payment of license as well as subsequent installments in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal.
On July 19, 2021, Islamabad High Court dismissed Jazz's appeal. Based on the dismissal of appeal by the court, subsequent legal opinion obtained and acceptance of the total license price, the license was recognized amounting US$384, net of service cost liability of US$65. Consequently, the security deposit balance of US$326 was also adjusted. Subsequently, on October 18, 2021 PMCL and PTA signed the license document.
Held for sale and discontinued operations
The following table provides the details over assets and liabilities classified as held-for-sale as of September 30, 2021

	Assets held-for-sale	Liabilities held-for-sale
Algeria	1,816	409
NTC	497	152
Other individual assets	8	—
Total assets and liabilities held for sale	2,321	561

Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA

On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria" to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction is expected to be completed next year.

The Company classified its operations in Algeria as a held-for-sale and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Algeria assets. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for 2020 have been presented separately.

The following table shows the profit/(loss) and other comprehensive income relating to Algeria operations for the nine and three-month periods ended September 30, 2021:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Nine-month period		Three-month period
Income statement and statement of comprehensive income	2021	2020	2021	2020

Operating revenue	493	519	170	173
Operating expenses	(377)	(427)	(91)	(137)
Other expenses	(13)	(12)	(3)	(4)
Profit / (loss) before tax for the period	103	80	76	32
Income tax benefit / (expense)	(15)	(21)	(8)	(8)
Profit / (loss) after tax for the period	88	59	68	24

Other comprehensive income / (loss)*	(53)	(125)	(28)	(1)
Total comprehensive income / (loss)	35	(66)	40	23

*other comprehensive income is relating to the foreign currency translation

The following table shows the assets and liabilities classified as held-for-sale relating to Algeria as of September 30, 2021:

2021
Property and equipment	488
Intangible assets excl. goodwill	108
Goodwill	1,013
Deferred tax assets	35

Other current assets	172
Total assets held for sale	1,816

Non-current liabilities	96
Current liabilities	313
Total liabilities held for sale	409

Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets

On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, NTC, with Service Telecom Group of Companies LLC for approximately US$970. The transaction is subject to regulatory approvals and consummation of other customary closing conditions which are expected to be completed by the end of 2021. Under the terms of the deal, Russia entered into a long-term lease agreement with NTC under which Russia will lease space upon NTC's portfolio of 15,400 towers for a period of 8 years and an additional 5,000 towers to be leased in the duration of the lease term. The agreement was signed on October 15, 2021.

As a result of this anticipated transaction and assessment that control of NTC will be transferred, on September 5, 2021, the Company classified NTC as a disposal group held-for-sale, including goodwill allocated to NTC from Russia based on its relative fair values at September 30, 2021. Following the classification as disposal group held-for-sale, the Company no longer accounts for depreciation and amortization expenses of NTC assets.

The following table shows the assets and liabilities classified as held-for-sale relating to NTC as of September 30, 2021:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

2021
Property and equipment	264
Goodwill	215

Other current assets	18
Total assets held for sale	497

Non-current liabilities	126
Current liabilities	26
Total liabilities held for sale	152

During the nine-month period ended September 30, 2020

GTH restructuring
During the first half of 2020, VEON continued with the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank and GTH Finance B.V. completed in March and April 2020, respectively. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from these intragroup transfers. For further details on GTH restructuring, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the coronavirus outbreak, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first nine months of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$705 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the nine-month period ended September 30:

	Nine-month period
	2021	2020

Balance as of January 1	6,879	7,340

Additions*	1,501	1,224
Disposals	(27)	(32)
Depreciation	(1,143)	(1,193)
Held for sale	(746)	—
Impairment	(4)	(41)
Translation adjustment	(5)	(1,178)
Other	(9)	35

Balance as of September 30	6,446	6,155
*There were no material changes in estimates other than lease term reassessments in Russia which had the effect of increasing right-of-use assets by US$108 (2020-US$13).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30:

	Nine-month period
	2021	2020

Balance as of January 1	4,152	5,688

Acquisition of subsidiary (Note 4)	18	—
Additions*	593	172
Amortization	(222)	(260)
Held for sale	(1,356)	—
Impairment	—	(731)
Translation adjustment	(32)	(827)
Other	(4)	23

Balance as of September 30	3,149	4,065
•Additions for the period include capitalization of ex-Warid license in Pakistan amounting to US$384, please refer to Note 4 for further information
Goodwill
Included within total intangible asset movements for the nine month periods ended September 30, 2021, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU *	September 30, 2021	Others and transfers	Held for sale***	Currency translation	January 1, 2021

Russia**	935	2	(215)	17	1,131
Algeria	—	—	(1,034)	(19)	1,053
Pakistan	299	(6)	—	(19)	324
Kazakhstan	138	—	—	(2)	140
Uzbekistan	34	—	—	—	34

Total	1,406	(4)	(1,249)	(23)	2,682
* There is no goodwill allocated to the CGUs of Ukraine, Bangladesh, Kyrgyzstan or Georgia
** In June 2021, VEON acquired a majority stake in OTM, a technology platform for the automation and planning of online advertising purchases in Russia.
***Refer to Note 4 for further details
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU").
VEON performed its annual impairment testing at September 30, 2021. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
There was no goodwill impairment recorded for the nine month periods ended September 30, 2021

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Impairment losses in 2020
During the nine-month period ended September 30, 2020, Beeline Russia has seen a decline in its subscriber and revenue market share on the back of competitive pressures in the market, which have impacted both revenues and profitability. This underperformance has negatively impacted the fair value of our Russian business, and over time has eroded the existing headroom over the book value of the business. The impact of a weaker Russian ruble, along with ongoing COVID lockdowns and associated travel restrictions, have had a negative impact on consumer spending, which weakened during the quarter. Together with a slower than anticipated recovery in Beeline’s ARPU, which has in turn impacted our future projected revenue, a revision to our previous estimates has been deemed necessary.
Based on these revisions, VEON recorded an impairment of US$723 against the carrying value of goodwill in Russia in the third quarter of 2020. The recoverable amount of the CGU of US$3,001 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.
Also in the third quarter of 2020, due to the unstable political environment and uncertainties arising with respect to the recoverability of our operating assets in Kyrgyzstan, VEON has fully impaired the carrying value of all operating assets of Kyrgyzstan. As a result, the Company recorded a total impairment loss of US$64, allocated against the carrying value of property and equipment (US$38), intangible assets (US$8) and other assets (US$18).
The Company also performed impairment testing for Algeria CGU during the third quarter of 2020. Based on the recoverable amount of the CGU of US$1,433, the headroom remaining for the Algeria CGU is limited although no impairment loss was recorded during the third quarter of 2020.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
7    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	September 30, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	—	20
Derivatives designated as net investment hedges	—	3
Other	29	8
	29	31

At amortized cost
Security deposits and cash collateral	39	325
Other investments	21	39
	60	364

Total investments and derivatives	89	395
Non-current	57	305
Current	32	90
The Company holds the following debt and derivative liabilities:

	September 30, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	—	52
Derivatives designated as net investment hedges	9	1
	9	53

At amortized cost
Principal amount outstanding	7,721	7,678
Interest accrued	105	85
Discounts, unamortized fees, hedge basis adjustment	(9)	(5)
Bank loans and bonds	7,817	7,758

Lease liabilities	1,833	1,912
Put-option liability over non-controlling interest	16	273
Other financial liabilities*	261	91
	9,927	10,034

Total debt and derivatives	9,936	10,087
Non-current	8,616	8,832
Current	1,320	1,255
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the nine-month period ended September 30, 2021, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
Acquisition of minority stake in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), its operating company in Pakistan, from the Dhabi Group for US$273. This transaction follows the Dhabi Group’s exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.
VEON enters into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the Company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York USA agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The Company will have the option to make each drawdown in either U.S. dollars or euro.
PMCL enters into PKR 20 billion (US$131) loan facilities
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
VEON increases facility with Alfa-Bank
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five-year term.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
PMCL secures syndicated credit facility
In June 2021, PMCL secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
Global Medium Term Note programme
In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion (US$273) under its existing Global Medium Term Note programme with a programme limit of US$6.5 billion, or the equivalent thereof in other currencies. This new tranche will mature in September 2026 and proceeds were used to early repay RUB 20 billion (US$273) of loans from Sberbank, originally maturing in June 2023.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,987 at September 30, 2021 (December 31, 2020: US$8,031); and
•'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
As of September 30, 2021 and December 31, 2020, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the nine-month period ended September 30, 2021, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	September 30, 2021	December 31, 2020

Cash at banks and on hand	779	694
Short-term deposits with original maturity of less than three months*	719	975
Cash and cash equivalents	1,498	1,669

Less overdrafts	(30)	(8)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)**	1,468	1,661
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
** Cash and cash equivalents include an amount of US$86 relating to banking operations in Pakistan.
As of September 30, 2021 and December 31, 2020, there were no restricted cash and cash equivalent balances. Cash balances as of September 30, 2021 include investments in money market funds of US$561 (December 31, 2020: US$543).
As of September 30, 2021, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$30 (2020:US$8). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right-of-offset and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	September 30, 2021	December 31, 2020

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd in the nine-month period ended September 30, 2021.
In March 2020, the Company paid a final dividend of US 15 cents per share for 2019, bringing total 2019 dividends to US 28 cents per share.
The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
11    RELATED PARTIES
For the nine and three-month periods ended September 30, 2021, there were no material transactions and there were no material balances recognized with related parties as of this date.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2021.

13    EVENTS AFTER THE REPORTING PERIOD
As of October 28, 2021, there were no events to be reported.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the nine and three-month periods ended September 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Certain comparative amounts have been reclassified to conform to the current period presentation. Specifically, the following December 31, 2020 balances were reclassified in the consolidated statement of financial position:
•Short term investments for treasury bills shorter than three months maturity relating to micro finance bank operations of US$75 is now presented in cash and cash equivalents. Accordingly the cash flow movement of US$39 relating to treasury bills has also been presented as cash and cash equivalent.
•Short term portion of license fee payable of US$31 is now presented as other financial liabilities within current debt and derivative liabilities.
STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Assets and liabilities of a disposal group classified as held for sale are presented separately from the other assets and liabilities in the statement of financial position.
A discontinued operation is a component that is classified as held for sale and that represents a separate major line of business or geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

A number of new and amended standards became effective as of January 1, 2021, which are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, October 28, 2021
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2021	26